Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three Months Ended March 31,
	2018	2017
Earnings:
Pretax income	$110,369	98,526
Add fixed charges as adjusted (from below)	45,162	42,829
	$155,531	$141,355

Fixed charges:
Interest expense:
Corporate	$42,058	$39,203
Amortization of deferred financing costs	1,518	1,433
Portion of rent representative of interest	1,586	2,193
Fixed charges	$45,162	$42,829
Ratio (earnings divided by fixed charges)	3.44	3.30